Exhibit 99.3

Cameco Corporation

2024 condensed consolidated interim financial statements

(unaudited)

July 30, 2024

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Revenue from products and services	12	$598,458	$481,987	$1,232,003	$1,168,961
Cost of products and services sold		361,280	330,162	764,837	773,584
Depreciation and amortization		61,858	41,852	105,025	118,225

Cost of sales	20	423,138	372,014	869,862	891,809

Gross profit		175,320	109,973	362,141	277,152
Administration		65,705	57,048	125,513	121,059
Exploration		2,703	3,878	10,063	10,157
Research and development		7,879	5,107	17,199	9,339
Other operating expense (income)	10	(3,008)	8,389	(19,787)	6,342
Loss on disposal of assets		42	276	412	276

Earnings from operations		101,999	35,275	228,741	129,979
Finance costs	13	(43,383)	(22,744)	(81,527)	(46,342)
Gain (loss) on derivatives	19	(18,762)	28,729	(60,040)	30,999
Finance income		7,887	31,098	14,209	58,639
Share of earnings (loss) from equity-accounted investees	7	1,037	7,726	(45,309)	64,262
Other income (expense)	14	5,254	(43,033)	21,856	(45,618)

Earnings before income taxes		54,032	37,051	77,930	191,919
Income tax expense	15	18,024	23,358	48,984	59,262

Net earnings		36,008	13,693	28,946	132,657

Net earnings (loss) attributable to:
Equity holders		$36,010	$13,693	$28,953	$132,662
Non-controlling interest		(2)	—	(7)	(5)

Net earnings		$36,008	$13,693	$28,946	$132,657

Earnings per common share attributable to equity holders:
Basic	16	$0.08	$0.03	$0.07	$0.31

Diluted	16	$0.08	$0.03	$0.07	$0.31

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Six months ended
($Cdn thousands)	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Net earnings	$36,008	$13,693	$28,946	$132,657
Other comprehensive income (loss), net of taxes Items that will not be reclassified to net earnings: Remeasurements of defined benefit liability - equity-accounted investee[1]	—	—	(31)	—
Items that are or may be reclassified to net earnings: Exchange differences on translation of foreign operations	24,365	(1,270)	62,563	(3,901)
Gains on derivatives designated as cash flow hedges - equity-accounted investee[2]	11,432	—	15,381	—
Exchange differences on translation of foreign operations - equity-accounted investee	(5,113)	—	(17,266)	—

Other comprehensive income (loss), net of taxes	30,684	(1,270)	60,647	(3,901)

Total comprehensive income	$66,692	$12,423	89,593	128,756

Other comprehensive income (loss) attributable to:
Equity holders	$30,684	$(1,270)	$60,647	$(3,901)
Non-controlling interest	—	—	—	—

Other comprehensive income (loss)	$30,684	$(1,270)	$60,647	$(3,901)

Total comprehensive income (loss) attributable to:
Equity holders	$66,694	$12,423	$89,600	$128,761
Non-controlling interest	(2)	—	(7)	(5)

Total comprehensive income	$66,692	$12,423	$89,593	$128,756

[1]	Net of tax (Q2 2024 - $0; 2024 - $10)
[2]	Net of tax (Q2 2024 - $(2,805); 2024 - $(5,018))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/24	Dec 31/23
Assets
Current assets
Cash and cash equivalents		$361,617	$566,809
Accounts receivable		172,872	422,333
Current tax assets		1,053	974
Inventories	5	838,087	692,261
Supplies and prepaid expenses		134,596	149,352
Current portion of long-term receivables, investments and other	6	41,510	10,161

Total current assets		1,549,735	1,841,890

Property, plant and equipment		3,297,561	3,368,772
Intangible assets		41,502	43,577
Long-term receivables, investments and other	6	595,768	613,773
Investment in equity-accounted investees	7	3,031,802	3,173,185
Deferred tax assets		866,372	892,860

Total non-current assets		7,833,005	8,092,167

Total assets		$9,382,740	$9,934,057

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		253,232	577,550
Current tax liabilities		12,996	24,076
Current portion of long-term debt	8	—	499,821
Current portion of other liabilities	9	144,335	48,544
Current portion of provisions	10	70,593	39,113

Total current liabilities		481,156	1,189,104

Long-term debt	8	1,402,953	1,284,353
Other liabilities	9	337,791	343,420
Provisions	10	966,321	1,022,871

Total non-current liabilities		2,707,065	2,650,644

Shareholders’ equity
Share capital	11	2,932,796	2,914,165
Contributed surplus		207,634	215,679
Retained earnings		3,008,665	2,979,743
Other components of equity		45,396	(15,282)

Total shareholders’ equity attributable to equity holders		6,194,491	6,094,305
Non-controlling interest		28	4

Total shareholders’ equity		6,194,519	6,094,309

Total liabilities and shareholders’ equity		$9,382,740	$9,934,057

Commitments and contingencies [notes 10, 15]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2024	$2,914,165	$215,679	$2,979,743	$(18,040)	$3,506	$(748)	$6,094,305	$4	$6,094,309
Net earnings (loss)	—	—	28,953	—	—	—	28,953	(7)	28,946
Other comprehensive income (loss)	—	—	(31)	45,297	15,381	—	60,647	—	60,647

Total comprehensive income (loss) for the period	—	—	28,922	45,297	15,381	—	89,600	(7)	89,593

Share-based compensation	—	3,004	—	—	—	—	3,004	—	3,004
Stock options exercised	18,631	(3,925)	—	—	—	—	14,706	—	14,706
Restricted share units released	—	(7,124)	—	—	—	—	(7,124)	—	(7,124)
Transactions with owners - contributed equity	—	—	—	—	—	—	—	31	31

Balance at June 30, 2024	$2,932,796	$207,634	$3,008,665	$27,257	$18,887	$(748)	$6,194,491	$28	$6,194,519

Balance at January 1, 2023	$2,880,336	$224,687	$2,696,379	$35,400	$—	$(748)	$5,836,054	$11	$5,836,065
Net earnings (loss)	—	—	132,662	—	—	—	132,662	(5)	132,657
Other comprehensive loss	—	—	—	(3,901)	—	—	(3,901)	—	(3,901)

Total comprehensive income (loss) for the period	—	—	132,662	(3,901)	—	—	128,761	(5)	128,756

Share-based compensation	—	1,761	—	—	—	—	1,761	—	1,761
Stock options exercised	17,204	(3,155)	—	—	—	—	14,049	—	14,049
Restricted share units released	—	(6,409)	—	—	—	—	(6,409)	—	(6,409)
Dividends	—	—	3	—	—	—	3	—	3

Balance at June 30, 2023	$2,897,540	$216,884	$2,829,044	$31,499	$—	$(748)	$5,974,219	$6	$5,974,225

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Operating activities
Net earnings		$36,008	$13,693	$28,946	$132,657
Adjustments for:
Depreciation and amortization		61,858	41,852	105,025	118,225
Deferred charges		68,412	(6,270)	44,130	(21,212)
Unrealized loss (gain) on derivatives		12,510	(34,601)	47,154	(40,883)
Share-based compensation	18	1,716	912	3,004	1,761
Loss on disposal of assets		42	276	412	276
Finance costs	13	43,383	22,744	81,527	46,342
Finance income		(7,886)	(31,099)	(14,209)	(58,639)
Share of loss (earnings) in equity-accounted investees		(1,037)	(7,726)	45,309	(64,262)
Other operating expense (income)	10	(3,008)	8,389	(19,787)	6,342
Other expense (income)	14	(5,254)	43,032	(21,856)	45,618
Income tax expense	15	18,024	23,358	48,984	59,262
Interest received		7,886	33,322	14,209	60,766
Income taxes received (paid)		(21,620)	79,065	(33,503)	71,605
Dividends from equity-accounted investees		185,447	113,642	185,447	113,642
Other operating items	17	(136,405)	(213,675)	(191,559)	(169,430)

Net cash provided by operations		260,076	86,914	323,233	302,070

Investing activities
Additions to property, plant and equipment		(46,880)	(39,986)	(86,899)	(66,895)
Decrease in short-term investments		—	809,228	—	1,117,180
Decrease in long-term receivables, investments and other		7,003	1,000	7,003	1,000
Proceeds from sale of property, plant and equipment		48	36	48	36

Net cash provided by (used in) investing		(39,829)	770,278	(79,848)	1,051,321

Financing activities
Increase in debt		497,325	—	497,325	—
Decrease in debt		(636,690)	—	(904,990)	—
Interest paid		(48,360)	(19,008)	(50,883)	(19,798)
Lease principal payments		(378)	(319)	(790)	(904)
Proceeds from issuance of shares, stock option plan		14,215	4,437	14,706	14,049
Dividends returned		—	—	—	4

Net cash used in financing		(173,888)	(14,890)	(444,632)	(6,649)

Increase (decrease) in cash and cash equivalents, during the period		46,359	842,302	(201,247)	1,346,742
Exchange rate changes on foreign currency cash balances		(7,959)	(35,225)	(3,945)	(36,456)
Cash and cash equivalents, beginning of period		323,217	1,646,883	566,809	1,143,674

Cash and cash equivalents, end of period		$361,617	$2,453,960	$361,617	$2,453,960

Cash and cash equivalents is comprised of:
Cash				232,647	893,718
Cash equivalents				128,970	1,560,242

Cash and cash equivalents				$361,617	$2,453,960

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the periods ended June 30, 2024 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has operations in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. Cameco also has a 49% interest in Westinghouse Electric Company (Westinghouse), a joint venture with Brookfield Renewable Partners and its institutional partners (collectively, Brookfield). Westinghouse is one of the world’s largest nuclear services businesses with corporate headquarters in Pennsylvania and operations around the world. Both JV Inkai and Westinghouse are accounted for on an equity basis (see note 7).

Cameco has two operating mines, Cigar Lake and McArthur River. Operations at McArthur River/Key Lake, which had been suspended in 2018, resumed in November of 2022. The Rabbit Lake operation was placed in care and maintenance in 2016. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 20 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2. Material accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 30, 2024.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2023, consolidated financial statements.

3. Accounting standards

A. Changes in accounting policy

A number of amendments to existing standards became effective January 1, 2024, but they did not have an effect on the Company’s financial statements.

B. New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended June 30, 2024 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the standards and amendments and does not expect them to have a material impact on its financial statements. The one new standard that is expected to have an impact on disclosures is described below.

i. Financial statement presentation

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Cameco has not yet determined the impact of this standard on its disclosures.

4. Acquisition of Westinghouse Electric Company (Westinghouse)

On November 7, 2023, Cameco acquired a 49% interest in Westinghouse, one of the world’s largest nuclear services businesses, in partnership with Brookfield Asset Management alongside its publicly listed affiliate Brookfield Renewable Partners (Brookfield) and its institutional partners. Brookfield, with its institutional partners, owns the other 51%. The acquisition represents an investment in additional nuclear fuel cycle assets that the Company expects will augment the core of its business.

During the quarter, the purchase price was finalized with amounts released from escrow, resulting in Cameco’s share of the purchase price being reduced by $4,434,000 (US) with a corresponding decrease to goodwill. To finance its 49% share of the purchase price, $2,135,871,000 (US), Cameco used a combination of cash, debt and equity. The Company used $1,535,871,000 (US) of cash and $600,000,000 (US) in term loans (see note 8). In 2022, Cameco had issued 34,057,250 common shares pursuant to a public offering to help fund the acquisition.

Cameco’s share of the acquisition date fair value of the underlying assets and liabilities was as follows:

Net assets acquired (USD)
Cash and cash equivalents	$255,924
Other current assets	955,140
Property, plant and equipment	795,613
Intangible assets	2,839,550
Goodwill	551,594
Non-current assets	346,928
Current liabilities	(1,163,456)
Non-current liabilities	(2,445,422)

Total	$2,135,871

Cash paid	1,535,871
Term loans	600,000

Total	$2,135,871

Fair values were determined using a number of different valuation methodologies depending on the characteristics of the assets being valued. Methods included discounted cash flows, relief from royalty and multi-period excess earnings, quoted market prices and the direct cost method.

Intangible assets include customer relationships and contracts, developed technology, the Westinghouse trade name and product development costs. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

The valuation of the assets and liabilities assumed has not been finalized as of the date of these financial statements. The accounting for the acquisition will be revised when the valuation is complete. Since December 31, 2023, when the acquisition was first reported, amounts have been reclassified between the net assets acquired to reflect changes in the valuation to date and an adjustment made to goodwill to reflect the finalization of the purchase price. Following the completion of the valuation, if new information obtained within one year of the acquisition date about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, further revisions will be made.

5. Inventories

	Jun 30/24	Dec 31/23
Uranium
Concentrate	$624,361	$511,654
Broken ore	50,651	71,463

	675,012	583,117
Fuel services	162,633	108,711
Other	442	433

Total	$838,087	$692,261

Cameco expensed $374,113,000 of inventory as cost of sales during the second quarter of 2024 (2023 - $331,109,000). For the six months ended June 30, 2024, Cameco expensed $778,411,000 of inventory as cost of sales (2023 - $796,178,000).

6. Long-term receivables, investments and other

	Jun 30/24	Dec 31/23
Deferred charges	$40,110	$—
Derivatives [note 19]	2,454	28,467
Investment tax credits	96,199	95,940
Amounts receivable related to tax dispute [note 15](a)	209,125	209,125
Product loan(b)	288,294	288,294
Other	1,096	2,108

	637,278	623,934
Less current portion	(41,510)	(10,161)

Net	$595,768	$613,773

(a) Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties paid.

(b) Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay the Company in kind with uranium concentrate no later than December 31, 2028. As at June 30, 2024, 3,000,000 pounds have been returned as repayment on this loan (December 31, 2023 - 3,000,000 pounds).

Cameco also loaned Orano 1,148,200 kgU of conversion supply and an additional 1,200,000 pounds of uranium concentrate during 2022 and 2023. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 conversion supply drawn by December 31, 2035.

As at June 30, 2024, 3,600,000 pounds of U3O8 (December 31, 2023 - 3,600,000 pounds) and 1,148,200 kgU of UF6 conversion supply (December 31, 2023 - 1,148,200 kgU) were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

7. Equity-accounted investees

	Jun 30/24	Dec 31/23
Interest in Westinghouse	$2,814,390	$2,899,379
Interest in JV Inkai	217,412	273,806
Interest in Global Laser Enrichment (GLE)	—	—

	$3,031,802	$3,173,185

A. Joint ventures

i. Westinghouse

Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. Effective November 7, 2023, Cameco holds a 49% interest and Brookfield holds 51%. Cameco has joint control with Brookfield over the strategic operating, investing and financing activities of Westinghouse. The Company determined that the joint arrangement should be classified as a joint venture after concluding that neither the legal form of the separate entity, the terms of the contractual arrangement, or other facts and circumstances would give the Company rights to the assets and obligations for the liabilities relating to the arrangement. As a result, Cameco accounts for Westinghouse on an equity basis.

Westinghouse provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors. Westinghouse has three fabrication facilities that design and manufacture nuclear fuel supplies for light water reactors. In addition, Westinghouse designs, develops and procures equipment for the build of new nuclear reactor plants.

The following table summarizes the total comprehensive loss of Westinghouse (100%):

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Revenue from products and services	$1,366,594	$—	$2,704,398	$—
Cost of products and services sold	(446,333)	—	(1,048,056)	—
Depreciation and amortization	(180,763)	—	(353,612)	—
Marketing, administrative and general expenses	(705,680)	—	(1,389,741)	—
Finance income	1,618	—	5,557	—
Finance costs	(110,813)	—	(241,665)	—
Other expense	(41,803)	—	(122,385)	—
Income tax recovery	21,831	—	98,163	—

Net loss	$(95,349)	$—	$(347,341)	$—
Other comprehensive income (loss)	12,895	—	(3,910)	—

Total comprehensive income	$(82,454)	$—	$(351,251)	$—

Cameco did not acquire its interest in Westinghouse until November 7, 2023.

The following table summarizes the financial information of Westinghouse (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/24	Dec 31/23
Cash and cash equivalents	$205,539	$265,146
Other current assets	2,784,329	2,364,602
Intangible assets	7,652,867	7,655,386
Goodwill	1,538,786	1,534,947
Non-current assets	2,899,936	3,102,566
Current liabilities	(2,645,454)	(2,464,058)
Non-current liabilities	(6,841,633)	(6,684,673)

Net assets	5,594,370	5,773,916
Net assets attributable to non-controlling interest	(23,397)	(24,036)

Net assets attributable to shareholders	5,570,973	5,749,880
Cameco’s share of net assets attributable to shareholders (49%)	2,729,777	2,817,441
Acquisition costs(a)	83,896	83,916
Impact of foreign exchange	717	(1,978)

Carrying amount of interest in Westinghouse	$2,814,390	$2,899,379

(a) Cameco incurred $84 million of acquisition costs that were included in the cost of the investment.

ii. Global Laser Enrichment LLC (GLE)

GLE is the exclusive licensee of the proprietary Separation of Isotopes by Laser Excitation (SILEX) laser enrichment technology, a third-generation uranium enrichment technology. Cameco owns a 49% interest in GLE with an option to attain a majority interest of up to 75% ownership. Cameco has joint control with SILEX over the strategic operating, investing and financing activities and as a result, accounts for GLE on an equity basis. In 2014, an impairment charge was recognized for its full carrying value of $183,615,000. Following the impairment, under the equity method of accounting, Cameco discontinued recognizing its share of losses in GLE. Cameco’s contributions to GLE are recorded in earnings as research and development.

B. Associate

i. JV Inkai

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the total comprehensive earnings of JV Inkai (100%):

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Revenue from products and services	$90,779	$127,197	$404,643	$201,500
Cost of products and services sold	(25,524)	(22,713)	(63,948)	(36,194)
Depreciation and amortization	(5,890)	(7,250)	(26,290)	(11,771)
Finance income	1,085	438	1,647	568
Finance costs	(87)	(312)	(359)	(571)
Other income (expense)	5,134	(4,913)	(10,178)	(14,643)
Income tax expense	(11,653)	(18,158)	(61,110)	(28,001)

Net earnings from continuing operations	$53,844	$74,289	$244,405	$110,888
Other comprehensive income	—	—	—	—

Total comprehensive income	$53,844	$74,289	$244,405	$110,888

The following table summarizes the financial information of JV Inkai (100%) and reconciles it to the carrying amount of Cameco’s interest:

	Jun 30/24	Dec 31/23
Cash and cash equivalents	$36,806	$24,074
Other current assets	405,621	551,917
Non-current assets	324,309	332,655
Current liabilities	(38,492)	(40,985)
Non-current liabilities	(30,376)	(30,211)

Net assets	697,868	837,450
Cameco’s share of net assets (40%)	279,147	334,980
Consolidating adjustments(a)	(45,986)	(74,223)
Fair value increment(b)	80,076	81,090
Dividends declared but not received	9,760	5,952
Dividends in excess of ownership percentage(c)	(107,179)	(74,843)
Impact of foreign exchange	1,594	850

Carrying amount of interest in JV Inkai	$217,412	$273,806

(a) Cameco records certain consolidating adjustments to eliminate unrealized profit, recognize deferred profit and amortize historical differences in accounting policies. The historical differences are amortized to earnings over units of production.

(b) Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c) Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

8. Long-term debt

	Jun 30/24	Dec 31/23
Unsecured debentures
Series F - 5.09% debentures due November 14, 2042	$99,385	$99,374
Series G - 4.19% debentures due June 24, 2024	—	499,821
Series H - 2.95% debentures due October 21, 2027	398,759	398,582
Series I - 4.94% debentures due May 24, 2031	497,376	—
Term loans	407,433	786,397

	1,402,953	1,784,174
Less current portion	—	(499,821)

Total	$1,402,953	$1,284,353

On May 24, 2024, Cameco issued $500,000,000 of Series I debentures which bear interest at a rate of 4.94% per annum. The net proceeds of the issue after deducting expenses were approximately $497,000,000. The debentures mature on May 24, 2031, and are being amortized at an effective interest rate of 5.03%. In conjunction with the issuance of the Series I debentures, on June 24, 2024, the $500,000,000 principal amount of the Series G debentures was redeemed.

On November 7, 2023, the Company utilized a term loan for $600,000,000 (US) with a syndicate of lenders. The proceeds of the term loan were used to finance the 49% acquisition of Westinghouse. The term loan consisted of two $300,000,000 (US) tranches. The first tranche has a floating interest rate of SOFR plus 1.80% and matures on November 7, 2025. The second tranche has a floating interest rate of SOFR plus 2.05% and matures on November 7, 2026. In addition to the $200,000,000 (US) repaid in the first quarter, Cameco repaid $100,000,000 (US) on June 10, 2024 to fully retire the second tranche.

9. Other liabilities

	Jun 30/24	Dec 31/23
Deferred sales	$122,833	$45,372
Derivatives [note 19]	43,484	22,344
Accrued pension and post-retirement benefit liability	78,523	77,002
Lease obligation [note 19]	10,769	10,816
Product loans(a)	158,837	166,052
Sales contracts [note 4]	5,644	6,314
Other	62,036	64,064

	482,126	391,964
Less current portion	(144,335)	(48,544)

Net	$337,791	$343,420

(a) Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,978,000 kgU of UF6 conversion services and 6,679,000 pounds of U3O8 by September 30, 2027 with repayment in kind up to December 31, 2027. Under the facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At June 30, 2024, we have 1,777,000 kgU of UF6 conversion services (December 31, 2023 - 1,777,000 kgU) drawn on the loans with repayment due by December 31 of the following years:

	2024	2025	2026	2027	Total
kgU of UF6	—	528,000	1,249,000	—	1,777,000

We also have 2,756,000 pounds of U3O8 (December 31, 2023 - 2,756,000 pounds) drawn with repayment due no later than December 31 of the following years:

	2024	2025	2026	2027	Total
lbs of U3O8	—	630,000	2,126,000	—	2,756,000

The loans are recorded at Cameco’s weighted average cost of inventory.

10.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,051,167	$10,817	$1,061,984
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(17,919)	—	(17,919)
Recognized in earnings	(19,787)	—	(19,787)
Provisions used during the period	(15,527)	(582)	(16,109)
Unwinding of discount	18,396	182	18,578
Impact of foreign exchange	10,167	—	10,167

End of period	$1,026,497	$10,417	$1,036,914

Current	65,763	4,830	70,593
Non-current	960,734	5,587	966,321

	$1,026,497	$10,417	$1,036,914

11.	Share capital

At June 30, 2024, there were 435,180,572 common shares outstanding. Options in respect of 391,469 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended June 30, 2024, there were 974,820 options that were exercised resulting in the issuance of shares (2023 - 276,050). For the six months ended June 30, 2024, there were 1,004,820 options exercised that resulted in the issuance of shares (2023 - 789,767).

12.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 20):

For the three months ended June 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$235,012	$90,116	$325,128
Europe	112,366	22,635	135,001
Asia	133,222	5,107	138,329

	$480,600	$117,858	$598,458

Contract type
Fixed-price	$199,543	$115,877	$315,420
Market-related	281,057	1,981	283,038

	$480,600	$117,858	$598,458

For the three months ended June 30, 2023

	Uranium	Fuel services	Total
Customer geographical region
Americas	$199,576	$86,870	$286,446
Europe	76,895	26,375	103,270
Asia	92,057	214	92,271

	$368,528	$113,459	$481,987

Contract type
Fixed-price	$106,359	$111,514	$217,873
Market-related	262,169	1,945	264,114

	$368,528	$113,459	$481,987

For the six months ended June 30, 2024

	Uranium	Fuel services	Total
Customer geographical region
Americas	$656,929	$151,369	$808,298
Europe	179,497	33,396	212,893
Asia	205,284	5,528	210,812

	$1,041,710	$190,293	$1,232,003

Contract type
Fixed-price	$357,470	$179,491	$536,961
Market-related	684,240	10,802	695,042

	$1,041,710	$190,293	$1,232,003

For the six months ended June 30, 2023

	Uranium	Fuel services	Total
Customer geographical region
Americas	$433,848	$153,040	$586,888
Europe	255,037	45,566	300,603
Asia	274,218	7,252	281,470

	$963,103	$205,858	$1,168,961

Contract type
Fixed-price	$308,312	$203,913	$512,225
Market-related	654,791	1,945	656,736

	$963,103	$205,858	$1,168,961

13.	Finance costs

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Interest on long-term debt	$28,870	$10,480	$53,242	$20,857
Unwinding of discount on provisions	9,805	8,269	18,578	17,608
Other charges	4,708	3,995	9,707	7,877

Total	$43,383	$22,744	$81,527	$46,342

14.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Foreign exchange gains (losses)	5,253	(43,578)	21,860	(46,163)
Other	1	545	(4)	545

Total	$5,254	$(43,033)	$21,856	$(45,618)

15.	Income taxes

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Earnings (loss) before income taxes
Canada	$90,221	$61,832	$230,795	$211,451
Foreign	(36,189)	(24,781)	(152,865)	(19,532)

	$54,032	$37,051	$77,930	$191,919

Current income taxes
Canada	$6,398	$3,452	$17,752	$15,337
Foreign	2,956	1,805	4,401	4,228

	$9,354	$5,257	$22,153	$19,565
Deferred income taxes (recovery)
Canada	$6,538	$18,349	$25,994	$39,157
Foreign	2,132	(248)	837	540

	$8,670	$18,101	$26,831	$39,697

Income tax expense	$18,024	$23,358	$48,984	$59,262

Cameco has recorded $866,372,000 of deferred tax assets (December 31, 2023 - $892,860,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Cameco has operations in countries where the global minimum top-up tax has been enacted or substantively enacted effective January 1, 2024, including: Canada, Switzerland, Luxembourg, Germany and the United Kingdom. The exposure is currently only in Switzerland, as all other constituent entities have effective tax rates higher than 15% and the transitional safe harbour rules are expected to be met. As a result of this exposure, additional income tax expense of $1,060,000 has been recorded relating to the profits earned in Switzerland (2023 - $0).

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

As CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco is utilizing its appeal rights under Canadian federal and provincial tax rules.

16.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period.

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Basic earnings per share computation
Net earnings attributable to equity holders	$36,010	$13,693	$28,953	$132,662
Weighted average common shares outstanding	434,875	433,096	434,530	432,974

Basic earnings per common share	$0.08	$0.03	$0.07	$0.31

Diluted earnings per share computation
Net earnings attributable to equity holders	$36,010	$13,693	$28,953	$132,662
Weighted average common shares outstanding	434,875	433,096	434,530	432,974
Dilutive effect of stock options	1,077	1,522	1,077	1,745

Weighted average common shares outstanding, assuming dilution	435,952	434,618	435,607	434,719

Diluted earnings per common share	$0.08	$0.03	$0.07	$0.31

17.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Changes in non-cash working capital:
Accounts receivable	$31,565	$(106,445)	$284,466	$(71,408)
Inventories	(90,561)	(129,521)	(151,329)	71,170
Supplies and prepaid expenses	19,359	(15,688)	14,833	(26,601)
Accounts payable and accrued liabilities	(109,633)	50,473	(337,674)	(117,570)
Reclamation payments	(8,301)	(10,634)	(16,109)	(19,527)
Other	21,166	(1,860)	14,254	(5,494)

Other operating items	$(136,405)	$(213,675)	$(191,559)	$(169,430)

18.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 33,200,879 shares have been issued. As of June 30, 2024, the total number of stock options held by the participants was 391,469 (December 31, 2023 - 1,396,289).

B.	Executive performance share unit (PSU)

During the period, the Company granted 178,600 PSUs. The weighted average fair value per unit at the date of issue was $55.00. As of June 30, 2024, the total number of PSUs held by the participants was 635,312 (December 31, 2023 - 830,279).

C.	Restricted share unit (RSU)

During the period, the Company granted 322,267 RSUs. The weighted average fair value per unit at the date of issue was $55.00. As of June 30, 2024, the total number of RSUs held by the participants was 736,256 (December 31, 2023 - 814,683).

D.	Deferred share unit (DSU)

As of June 30, 2024, the total number of DSUs held by participating directors was 401,503 (December 31, 2023 - 564,401).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Employee share ownership plan(a)	$1,301	$1,133	$2,380	$2,046
Restricted share unit plan	1,717	912	3,004	1,761

Total	$3,018	$2,045	$5,384	$3,807

(a)	The total number of shares purchased in 2024 with Company contributions was 37,246 (2023 - 55,807).

Cash-settled plans

During the period, the Company recognized the following expenses (income) under these plans:

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Performance share unit plan	$3,840	$3,117	$7,361	$11,245
Deferred share unit plan	4,862	3,371	5,723	5,946
Restricted share unit plan	3,705	3,270	6,515	9,403
Phantom stock option plan	460	504	530	988
Phantom restricted share unit plan	243	168	409	308

	$13,110	$10,430	$20,538	$27,890

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

19.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At June 30, 2024

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents(a)	$—	$361,617	$361,617
Accounts receivable	—	172,872	172,872
Derivative assets [note 6]
Foreign currency contracts	2,454	—	2,454

	2,454	534,489	536,943

Financial liabilities
Accounts payable and accrued liabilities	—	253,232	253,232
Lease obligation [note 9]	—	10,769	10,769
Derivative liabilities [note 9]
Foreign currency contracts	37,637	—	37,637
Interest rate contracts	5,847	—	5,847
Long-term debt	—	1,402,953	1,402,953

	43,484	1,666,954	1,710,438

Net	(41,030)	(1,132,465)	(1,173,495)

At December 31, 2023

	FVTPL	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$566,809	$566,809
Accounts receivable	—	422,333	422,333
Derivative assets [note 6]
Foreign currency contracts	28,467	—	28,467

	$28,467	$989,142	$1,017,609

Financial liabilities
Accounts payable and accrued liabilities	$—	$577,550	$577,550
Lease obligation [note 9]	—	10,816	10,816
Current portion of long-term debt	—	499,821	499,821
Derivative liabilities [note 9]
Foreign currency contracts	16,525	—	16,525
Interest rate contracts	5,819	—	5,819
Long-term debt	—	1,284,353	1,284,353

	22,344	2,372,540	2,394,884

Net	$6,123	$(1,383,398)	$(1,377,275)

(a) Cameco has pledged $158,542,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective November 1, 2023. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and level 2 fair values of Cameco’s financial instruments that are measured at fair value:

As at June 30, 2024

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$2,454	$2,454
Derivative liabilities [note 9]
Foreign currency contracts	(37,637)	(37,637)
Interest rate contracts	(5,847)	(5,847)
Long-term debt	(1,402,953)	(1,452,697)

Net	$(1,443,983)	$(1,493,727)

As at December 31, 2023

	Carrying value	Fair Value
Derivative assets [note 6]
Foreign currency contracts	$28,467	$28,467
Current portion of long-term debt	(499,821)	(500,000)
Derivative liabilities [note 9]
Foreign currency contracts	(16,525)	(16,525)
Interest rate contracts	(5,819)	(5,819)
Long-term debt	(1,284,353)	(1,303,681)

Net	$(1,778,051)	$(1,797,558)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 1 or level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s unsecured debentures is determined using quoted market yields as of the reporting date, which ranged from 3.5% to 3.6% (2023 - 3.1% to 4.9%). The fair value of the floating rate term loan is equal to its carrying value.

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/24	Dec 31/23
Non-hedge derivatives:
Foreign currency contracts	$(35,183)	$11,942
Interest rate contracts	(5,847)	(5,819)

Net	$(41,030)	$6,123

Classification:
Current portion of long-term receivables, investments and other [note 6]	$376	$9,137
Long-term receivables, investments and other [note 6]	2,078	19,330
Current portion of other liabilities [note 9]	(29,914)	(14,338)
Other liabilities [note 9]	(13,570)	(8,006)

Net	$(41,030)	$6,123

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Non-hedge derivatives:
Foreign currency contracts	$(18,667)	$31,346	$(58,542)	$32,974
Interest rate contracts	(95)	(2,617)	(1,498)	(1,975)

Net	$(18,762)	$28,729	$(60,040)	$30,999

20. Segmented information

Cameco has three reportable segments: uranium, fuel services and Westinghouse. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The Westinghouse segment reflects our earnings from this equity-accounted investment (see note 7). Westinghouse is a nuclear reactor technology original equipment manufacturer and a global provider of products and services to commercial utilities and government agencies. It provides outage and maintenance services, engineering support, instrumentation and controls equipment, plant modification, and components and parts to nuclear reactors.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $11,855,000 of care and maintenance costs during the second quarter of 2024 (2023 - $12,139,000). For the six months ended June 30, 2024, Cameco expensed $24,233,000 (2023 - $25,693,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of material accounting policies.

Business segments

For the three months ended June 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$480,600	$117,858	$669,631	$(669,631)	$—	$598,458
Expenses
Cost of products and services sold	284,660	76,620	218,703	(218,703)	—	361,280
Depreciation and amortization	51,520	9,008	88,574	(88,574)	1,330	61,858

Cost of sales	336,180	85,628	307,277	(307,277)	1,330	423,138

Gross profit (loss)	144,420	32,230	362,354	(362,354)	(1,330)	175,320
Administration	—	—	345,783	(345,783)	65,705	65,705
Exploration	2,703	—	—	—	—	2,703
Research and development	—	—	—	—	7,879	7,879
Other operating income	(2,220)	(788)	—	—	—	(3,008)
Gain (loss) on disposal of assets	47	(5)	—	—	—	42
Finance costs	—	—	54,298	(54,298)	43,383	43,383
Gain on derivatives	—	—	—	—	18,762	18,762
Finance income	—	—	(793)	793	(7,887)	(7,887)
Share of loss (earnings) from equity-accounted investee	(47,758)	—	—	46,721	—	(1,037)
Other expense (income)	—	—	20,483	(20,483)	(5,254)	(5,254)

Earnings (loss) before income taxes	191,648	33,023	(57,417)	10,696	(123,918)	54,032
Income tax recovery						18,024

Net earnings						$36,008

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the three months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$368,528	$113,459	$—	$481,987
Expenses
Cost of products and services sold	264,491	65,671	—	330,162
Depreciation and amortization	32,240	8,767	845	41,852

Cost of sales	296,731	74,438	845	372,014

Gross profit (loss)	71,797	39,021	(845)	109,973
Administration	—	—	57,048	57,048
Exploration	3,878	—	—	3,878
Research and development	—	—	5,107	5,107
Other operating expense (income)	8,535	(146)	—	8,389
Gain (loss) on disposal of assets	(36)	312	—	276
Finance costs	—	—	22,744	22,744
Gain on derivatives	—	—	(28,729)	(28,729)
Finance income	—	—	(31,098)	(31,098)
Share of earnings from equity-accounted investee	(7,726)	—	—	(7,726)
Other expense (income)	(545)	—	43,578	43,033

Earnings (loss) before income taxes	67,691	38,855	(69,495)	37,051
Income tax expense				23,358

Net earnings				$13,693

For the six months ended June 30, 2024

	Uranium	Fuel services	(i) WEC	(i) Adjustments	Other	Total
Revenue	$1,041,710	$190,293	$1,325,155	(1,325,155)	$—	$1,232,003
Expenses
Cost of products and services sold	640,520	125,023	513,547	(513,547)	(706)	764,837
Depreciation and amortization	88,235	14,328	173,270	(173,270)	2,462	105,025

Cost of sales	728,755	139,351	686,817	(686,817)	1,756	869,862

Gross profit (loss)	312,955	50,942	638,338	(638,338)	(1,756)	362,141
Administration	—	—	680,973	(680,973)	125,513	125,513
Exploration	10,063	—	—	—	—	10,063
Research and development	—	—	—	—	17,199	17,199
Other operating income	(17,112)	(2,675)	—	—	—	(19,787)
Loss on disposal of assets	272	140	—	—	—	412
Finance costs	—	—	118,416	(118,416)	81,527	81,527
Gain on derivatives	—	—	—	—	60,040	60,040
Finance income	—	—	(2,723)	2,723	(14,209)	(14,209)
Share of loss (earnings) from equity-accounted investee	(124,888)	—	—	170,197	—	45,309
Other expense (income)	—	—	59,969	(59,969)	(21,856)	(21,856)

Earnings (loss) before income taxes	444,620	53,477	(218,297)	48,100	(249,970)	77,930
Income tax recovery						48,984

Net earnings						$28,946

(i)

Consistent with the presentation of financial information for internal management purposes, Cameco’s share of Westinghouse’s financial results has been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenue and expenses are eliminated in the “Adjustments” column.

For the six months ended June 30, 2023

	Uranium	Fuel services	Other	Total
Revenue	$963,103	$205,858	$—	$1,168,961
Expenses
Cost of products and services sold	654,509	119,800	(725)	773,584
Depreciation and amortization	100,117	16,317	1,791	118,225

Cost of sales	754,626	136,117	1,066	891,809

Gross profit (loss)	208,477	69,741	(1,066)	277,152
Administration	—	—	121,059	121,059
Exploration	10,157	—	—	10,157
Research and development	—	—	9,339	9,339
Other operating expense (income)	6,779	(437)	—	6,342
Gain (loss) on disposal of assets	(36)	312	—	276
Finance costs	—	—	46,342	46,342
Gain on derivatives	—	—	(30,999)	(30,999)
Finance income	—	—	(58,639)	(58,639)
Share of earnings from equity-accounted investee	(64,262)	—	—	(64,262)
Other expense (income)	(545)	—	46,163	45,618

Earnings (loss) before income taxes	256,384	69,866	(134,331)	191,919
Income tax expense				59,262

Net earnings				$132,657

21. Related parties

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, some of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. The president of several of these suppliers became a member of the board of directors of Cameco in September 2023. During the quarter ended June 30, 2024, Cameco paid these suppliers $20,420,000 for construction and contracting services. During the six months ended June 30, 2024, Cameco paid these suppliers $46,408,000. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable includes a balance of $528,000 at the reporting date.

Other related party transactions

	Transaction value Three months ended		Transaction value Six months ended		Balance outstanding as at
	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23	Jun 30/24	Jun 30/23
Joint venture(a)
Sales revenue	$—	$—	$45,182	$—	$—	$—
Fuel storage and handling fees	1	—	25	—	—	—
Associate(b)
Product purchases	—	93,430	145,784	93,430	—	—
Dividends received	185,447	113,642	185,447	113,642	—	—

(a)

Cameco has entered into various agreements with Westinghouse and its subsidiaries and has recognized sales revenue related to fuel supply agreements and incurred costs related to fuel storage and handling fees. Contract terms are at market rates and on normal trade terms.

(b)	Cameco purchases uranium concentrate from JV Inkai. Purchases from JV Inkai are at market rates with extended payment terms. Cash dividends are also received from JV Inkai.